January 29, 2010

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010


Re:    Balchem Corporation (the "Company")
         Form 10-K for the fiscal year ended December 31, 2008
         Proxy Statement on Schedule 14A
         File No. 1-13648


Dear Mr. Decker:

Thank you for your letter dated December 30, 2009. Below, we provide our responses to each corresponding comment set forth in your letter.


                 FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
                 ----------------------------------------------

      Business
      --------

      Intellectual Property, page 3
      -----------------------------

      1. In future filings, please disclose the duration of your patents. We note your statement here that you believe that certain of your patents, in the aggregate, are advantageous to your business but that no single patent or related group of patents is currently so material to you that the expiration or termination of any single patent or group of patents would materially affect your business. We also note, however, the risk factor in which you state that there may be an adverse effect on our business and financial results if you are unable to protect all of your intellectual property rights, or if you are found to be infringing the intellectual property rights of others. Please refer to Item 101(CXIV) of Regulation S-K.

      Response:  In future  filings with the SEC beginning with the Form 10-K to
      --------
      be filed for the period ended December 31, 2009, the Company will disclose the duration of its patents and amend/clarify its disclosure regarding risk associated with its intellectual property.

      Competition, page 3
      -------------------

      2. In future filings, if known or reasonably available to you, please disclose an estimate of the number of your competitors as well as your competitive position. Please refer to Item l0l(c)(x) of Regulation S-K.

      Response:  We are not aware of reliable  statistical  data that would make
      --------
      disclosure of the percentage of the market that the Company has versus other major competitors practicable. We will, however, include disclosure to such effect in the future should reliable information become available to us.

      In future filings with the SEC beginning with the Form 10-K to be filed for the period ended December 31, 2009, the Company will address its competitive position.

      Risk Factors
      ------------

      Our success depends in large part on our key personnel. page 9
      --------------------------------------------------------------

      3. This risk factor appears to be generic and applicable to any company and industry. In future filings, please remove or revise the risk factor to explain in greater detail the particular risks you face from the loss of senior executives.

      Response:  The  Company  agrees  with the Staff  that this risk  factor as
      --------
      written is generic and will remove it from future filings.

      Litigation  could be costly  and can  adversely  affect our  business  and
      --------------------------------------------------------------------------
      financial results.page 9
      ------------------------

      4. In future filings, please revise this risk factor to explain how the risks discussed are currently material to you.

      Response:  As  the  Company  is not  currently  involved  in any  material
      --------
      litigation, the Company has concluded that this risk factor as written is generic and will remove it from future filings. If the Company were to become involved in any litigation, management would have to assess whether or not such litigation would likely have a material adverse effect on the Company's consolidated financial condition or results of operations and would readdress whether to include an appropriate risk factor.

      Management's Discussion and Analysis of Financial Condition and Results of
      --------------------------------------------------------------------------
      Operations Fiscal Year 2008 compared to Fiscal Year 2007, page 15
      -----------------------------------------------------------------

      5. Please revise your MD&A in future filings to provide comprehensive explanations for changes in consolidated cost of sales and/or gross margin between the periods presented. Please show us in your supplemental response what your proposed revisions will look like.

      Response:  In future  filings with the SEC beginning with the Form 10-K to
      --------
      be filed for the period ended December 31, 2009, the Company will include within Management's Discussion and Analysis a separate discussion of Gross Margin to provide a more comprehensive analysis of the reasons for fluctuations between periods. Our proposed revision is as follow:

      Gross Margin
      ------------

            Gross margin for 2008 increased to $52,578 compared to $46,930 for 2007, an increase of 12.0%, due largely to the above-noted increase in sales. Gross margin percentage for 2008 was 22.7%, as compared to 26.6% for 2007, as our margin percentage was unfavorably affected by product mix and higher petro-chemical derivative raw materials and energy costs. Gross margin percentage for the specialty products segment decreased slightly primarily due to rising raw material costs. Gross margin percentage in the encapsulated / nutritional products segment increased 0.3% as margins were favorably affected by increased production, a result of greater sales volume as described above. Gross margin percentage in Animal Nutrition and Health increased 15.3% and was favorably affected by increased production volumes. This favorable impact was partially offset by higher petro-chemical derivative raw material and energy costs.

      Contractual Obligations, Page 18
      --------------------------------

      6. Please revise your table of contractual cash obligations in future filings to include estimated interest payments on your debt as a separate line item. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Please show us in your supplemental response what your proposed revisions will look like.

      Response:  In future  filings with the SEC beginning with the Form 10-K to
      --------
      be filed for the period ended December 31, 2009, the Company will revise its table of contractual cash obligations to include estimated interest payments on debt as a separate line item. Our proposed revision is as follow:

      Contractual Obligations
      -----------------------

      The Company's contractual obligations and debt obligations, excluding revolver borrowings, as of December 31, 2008, are summarized in the table below:

---------------------------------------------------------------------------------------------------
                                                       Payments due by period
                                      -------------------------------------------------------------
                                                   Less than                              More than
  Contractual Obligations               Total        1 year      1-3 years    3-5 years    5 years
---------------------------------------------------------------------------------------------------
Long-term debt obligations            $   9,531     $  2,860     $  6,671       $   --      $   --
Interest payment obligations (1)          1,042          350          482          203           7
Operating lease obligations (2)           2,590        1,128          894          347         221
Purchase obligations (3)                  8,048        8,048           --           --          --
---------------------------------------------------------------------------------------------------
Total                                 $  21,211     $ 12,386      $ 8,047       $  550      $  228
---------------------------------------------------------------------------------------------------

      (1) Includes interest payments on long-term debt obligations based on interest and foreign currency rates at December 31, 2008. It is assumed that the European Term Loan (as defined in Financing Activities below) will be refinanced with similar terms and that there will be no prepayments of principal.

      (2)   Principally  includes  obligations  associated  with future  minimum
            non-cancelable    operating   lease   obligations   (including   the
            headquarters office space entered into in 2002).

      (3) Principally includes open purchase orders with vendors for inventory not yet received or recorded on our balance sheet.

      The table above excludes a $581 liability for uncertain tax positions, including the related interest and penalties, recorded in accordance with the Financial Accounting Standards Board's Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -- an interpretation of FAS Statement No. 109" ("FIN 48") as we are unable to reasonably estimate the timing of settlement, if any.

      Financing Activities. page 19
      -----------------------------

      7. Please revise your future filings to disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements. Please also revise your future filings to indicate if you were in compliance with your debt covenants during the periods presented in your filing. Please show us in your supplemental response what your proposed revisions will look like.

      Response:  In future  filings with the SEC beginning with the Form 10-K to
      --------
      be filed for the period ended December 31, 2009, the Company will disclose the specific terms of any material debt covenants in our debt agreements. Our proposed revision within the Financing Activities section is as follow:

      Significant financial covenants in our loan agreements include maintaining at certain levels our Current Ratio, Funded Debt Ratio, and a Fixed Charge Coverage Ratio. We were in compliance with all covenants related to our loan agreements as of December 31, 2008 and we expect to be in compliance with all covenants during fiscal 2009. Our loan agreements require compliance with all of the covenants defined in the agreement. If we were out of compliance with any debt covenant required by our loan agreements following the applicable cure period, our lender could terminate its commitment, unless we successfully negotiate a covenant waiver.

      Consolidated Financial Statements
      ---------------------------------
      General
      -------

      8. Please revise your future filings to disclose comprehensive income and all components for each period presented. Items included in comprehensive income should be classified based on their nature. Please refer to paragraphs 14, 17, and 22 of SFAS 130. Please show us in your supplemental response what your proposed revisions will look like.

      Response:  In future  filings with the SEC beginning with the Form 10-K to
      --------
      be filed for the period ended December 31, 2009, the Company will disclose comprehensive income and all components for each period presented. Our proposed revision is as follow:

                                                BALCHEM CORPORATION
                                  Consolidated Statements of Stockholders' Equity
                                   Years Ended December 31, 2008, 2007 and 2006
                              (Dollars in thousands, except share and per share data)

                                                                  Accumulated
                                     Total     Compre-               Other                       Additional
                                 Stockholders' hensive  Retained Comprehensive   Common Stock      Paid-in     Treasury Stock
                                    Equity     Income   Earnings     Income    Shares    Amount    Capital   Shares      Amount
                                   ---------  --------- ---------  ---------  --------- --------- --------- ---------  ---------
 Balance - December 31, 2005       $  60,933            $  53,306  $      --  17,461,447  $   776 $   8,008   (96,024) $  (1,157)

 Comprehensive Income:
    Net earnings                      12,278  $  12,278    12,278         --         --        --        --        --         --
                                              ---------
    Other Comprehensive Income            --         --        --         --         --        --        --        --         --
                                              ---------
 Comprehensive Income                     --  $  12,278        --         --         --        --        --        --         --
                                              =========
 Dividends ($.09 per share)           (1,596)              (1,596)        --         --        --        --        --         --
 Shares issued under employee
    benefit plans and other              334                   --         --      1,079        --        70    21,933        264
 Shares and options issued under
    stock option plans and  an
    income tax benefit of $878         3,220                   --         --    271,323        12     2,315    74,091        893
Adjustment to initially apply FASB
    Statement No. 158, net of tax        193                   --        193         --        --        --        --         --
                                   ---------            ---------  ---------  --------- --------- --------- ---------  ---------

 Balance - December 31, 2006          75,362               63,988        193  17,733,849      788    10,393        --         --

 Comprehensive Income:
    Net earnings                      16,118  $  16,118    16,118         --         --        --        --        --         --
                                              ---------
    Other comprehensive income,
      net of tax:
       Net change in pension
            asset/liability, net
            of taxes of $26              (43)       (43)       --         --         --        --        --        --         --
                                              ---------
    Other Comprehensive Income            --        (43)       --        (43)        --        --        --        --         --
                                              ---------
 Comprehensive Income                     --  $  16,075        --         --         --        --        --        --         --
                                              =========
 Dividends ($.11 per share)           (1,975)              (1,975)        --         --        --        --        --         --
 Shares issued under employee
      benefit plans and other            379                   --         --     20,869         1       378
 Shares and options issued under          --                                                                                  --
    stock option plans and an
     income tax benefit of $677        3,530                   --         --    224,635        15     3,515        --         --
 Cumulative effect of adjustment
      from adoption of FIN 48           (291)                (291)
                                   ---------            ---------  ---------  --------- --------- --------- ---------  ---------

 Balance - December 31, 2007          93,080               77,840        150  17,979,353      804    14,286        --         --

 Comprehensive Income:
    Net earnings                      19,050  $  19,050    19,050         --         --        --        --        --         --
                                              ---------
    Other comprehensive income,
      net of tax:
       Net change in pension
            asset/liability, net
            of taxes of $8                48         48        --         --         --        --        --        --         --
       Translation adjustments          (206)      (206)       --         --         --        --        --        --         --
                                              ---------
    Other Comprehensive Income            --       (158)       --       (158)        --        --        --        --         --
                                              ---------
 Comprehensive Income                     --  $  18,892        --         --         --        --        --        --         --
                                              =========
 Dividends ($.11 per share)           (2,008)              (2,008)        --         --        --        --        --         --
 Shares issued under employee
    benefit plans and other              406                   --         --     17,218         1       405        --         --
 Shares and options issued under
     stock option plans and an
     income tax benefit of $672        4,136                   --         --    252,776        18     4,118        --         --
                                              --------- ---------  ---------  --------- --------- --------- ---------  ---------
 Balance - December 31, 2008       $ 114,506            $  94,882  $      (8) 18,249,347   $  823 $  18,809        --  $      --
                                              ========= =========  =========  ========= ========= ========= =========  =========

      DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED APRIL 28. 2009
      ---------------------------------------------------------------

      Compensation Committee, page 9
      ------------------------------

      9. The precise nature of your benchmarking is not clear. Because comparative pay information appears to be material to your compensation policies and decisions, in future filings please identify the benchmark and its components (including peer group companies). If you have benchmarked various elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Please include a discussion of where actual payments of each element of compensation fell for each named executive officer within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Division of Corporation Finance's Compliance & Disclosure interpretations.

      Response:  We  acknowledge  the  Staff's  comments  and the  Company  will
      --------
      endeavor to provide additional detail regarding its benchmarking process and will also include a discussion of where actual payments of each element of compensation fell for each named executive officer within targeted parameters. In addition, the Company will disclose the constituent companies of surveys that we use for benchmarking purposes.

      Base Salary, page 10
      --------------------

      10. We note that the Compensation Committee considers a number of factors in its annual review of base salaries for named executive officers. In future filings, to the extent base salaries and other elements of compensation (such as cash based incentives) are correlated with the achievement of certain individual and corporate objectives and performance goals, please discuss the specific items of individual performance used to determine various elements of compensation for each named executive officer. Please see Item 402(b)(2)(v) and (vii) of Regulation S-K.

            Additionally, the disclosure in this section regarding the rationale for the salary increases is too general. In particular, there is little discussion of how the general factors noted translated into the salary increases. Please refer to Item 402(b)(2)(ix) of Regulation S-K. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section ILB. 1. of Release No. 33- 8732A.

      Response: We acknowledge the Staff's comments and the Company will provide
      --------
      additional detail regarding any of the Company's current or future compensation programs that are based on objective and performance goals. To the extent there are objective and performance goals, the Company agrees to quantify the formulated targets established by the Committee as well as the Company's actual performance relative to those targets. In addition, we will provide additional disclosure regarding the general factors considered by the Compensation Committee in making executive compensation decisions.

      Cash Based Incentives, page 12
      ------------------------------

      11. We note that the Compensation Committee determined that the company failed to meet its 2008 EBITDA goal, however, the Compensation Committee made discretionary cash bonus awards to certain named executive officers. In future filings, please disclose the factors the Compensation Committee used to determine the amount of the award given to each named executive officer that received such discretionary cash bonus award. Please refer to item 402(b)(vi) of Regulation S-K.

      Response:  We  acknowledge  the Staff's  comments and the Company will, in
      --------
      future filing, disclose the factors the Compensation Committee used to determine the amount of the award given to each named executive officer that received a discretionary cash bonus award.

      Equity Based Compensation, page 12
      ----------------------------------

      12. Your compensation discussion and analysis provides minimal, if any, analysis as to how the ultimate level of equity awards was determined and how the performance of the named executives was measured. In future filings, for each named executive officer, please provide a substantive analysis and insight into why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts. Please refer to Items 402(b)(2)(i)-(vii) of Regulation S-K.

      Response:  We  acknowledge  the Staff's  comments and the Company will, in
      --------
      future filings, provide a substantive analysis and insight into why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts.

      Termination of Employment and Change of Control Arrangements, page 19
      ---------------------------------------------------------------------

      13. In future filings, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under employment agreements and change of control arrangements. Also, discuss the rationale for decisions made in connection with these arrangements and how they fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. See paragraphs (b)(i)(v) and (j)(3) of Item 402 of Regulation S-K.

      Response:  We  acknowledge  the Staff's  comments and the Company will, in
      --------
      future filings, describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under employment agreements and change of control arrangements. In addition, we will also discuss the rationale for decisions made in connection with these arrangements and how they fit into our overall compensation objectives and affect the decisions made regarding other compensation elements.

      Related Party Transactions, page 23
      -----------------------------------

      14. In future filings, pursuant to paragraph (b) of item 404 of Regulation S-K, please describe your policies and procedures for review, approval, and ratification of any transaction required to be disclosed under paragraph (a) of Item 404. This includes a discussion of the standards to be applied pursuant to such policies and procedures.

      Response:  We  acknowledge  the Staff's  comments and the Company will, in
      --------
      future filings, describe its policies and procedures for review, approval, and ratification of any transaction required to be disclosed under paragraph (a) of Item 404 including, a discussion of the standards to be applied pursuant to such policy and procedure.


Balchem acknowledges that:

      o Balchem is responsible for the adequacy and accuracy of the disclosure in its filings;
      o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
      o Balchem may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me or Frank Fitzpatrick at (845) 326-5600 if you have any questions regarding this response.

Sincerely,



/s/Dino A. Rossi
President and Chief Executive Officer